Exhibit (a)(2)

Depomed Team,

As part of our effort to keep you informed about the ongoing situation with Horizon Pharma (Horizon), I am sharing an important announcement that we made today. This morning, we announced that our Board of Directors unanimously concluded the unsolicited exchange offer that Horizon commenced last week significantly undervalues our Company and does not reflect the inherent value of Depomed in light of our standalone prospects. Accordingly, our Board believes the exchange offer is not in the best interest of Depomed and our shareholders and recommends that Depomed shareholders reject Horizon’s exchange offer.

The Board’s recommendation is contained in a legal filing (called a Schedule 14D-9) that we made today with the Securities and Exchange Commission (SEC), and can be found on the investor relations page of our website. The filing of this document is the standard next step in this process and the Schedule 14D-9 includes, among other things, a detailed description of the Board’s reasons for recommending that shareholders reject Horizon’s exchange offer. In conjunction with this filing we also issued a press release that includes a letter to Depomed shareholders that outlines the key reasons for the Board’s recommendation.

If you own Depomed shares, whether in a personal account or through the Employee Stock Purchase Plan, we ask that you review the Board’s recommendation to not exchange your shares into the Horizon offer.

In addition, you may receive materials from Horizon with ‘proxy cards’ asking you to send in the ‘blue’ and ‘white’ cards to Horizon to call two special meetings of Depomed shareholders. The Depomed Board recommends that you do not sign any proxy cards sent by Horizon. You may also see material from Depomed calling the request for proxy cards premature since shareholders must own Depomed shares on the record date of October 29, 2015, to be able to vote. Depomed will request ‘green’ and ‘gold’ proxy cards to revoke any proxy cards sent to Horizon.

As you know, we are extremely confident in the growth prospects of NUCYNTA and our strong product portfolio for pain and neurology related disorders. We believe Depomed is in a period of accelerating and transformational growth, supported by our broad portfolio of products that have strong demand and growing sales, including Gralise®, CAMBIA®, Lazanda®, and Zipsor®. My excitement for Depomed’s future continues to grow as we all maintain our focus on the relaunch of the NUCYNTA franchise and realizing the full potential of all of our products as we pursue our vision and mission to Deliver Better Therapies for Better Patient Outcomes to benefit the patients, families, physicians and other providers and payers we serve. And we continue to focus on acquiring additional products that will further benefit all of our stakeholders.

Finally, you should not be surprised to see multiple press releases and filings from both companies throughout the duration of this solicitation process. Plus Horizon has posted a website which reflects their point of view on their takeover attempt. We will continue to keep you informed of key matters as events warrant. Importantly, while there may continue to be activity and media attention regarding the Horizon situation, please continue to remain focused and maintain your hard work that has enabled us to achieve such great success already.

In line with company policy, any media, investor or analyst inquiries should be forwarded to Chris Keenan, our VP of Investor Relations and Corporate Communication, at ckeenan@depomed.com or (510) 744-8526. Chris will arrange for a response from the proper person on Depomed’s behalf.

I couldn’t be prouder of our team and the great company we have built together. Thank you for all that you do for Depomed and your ongoing dedication.

Best, Jim

Forward-Looking Statements

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties including, but not limited to, those related to Depomed’s prospects as a standalone business, Depomed’s business strategy, expectations regarding Depomed’s future financial results and the ability to create shareholder value, expectations regarding anticipated growth and the future contributions and potential of NUCYNTA, and other risks detailed in the company’s Securities and Exchange Commission filings, including the company’s Annual Report on Form 10-K for the year ended December 31, 2014 and its most recent Quarterly Report on Form 10-Q. The inclusion of forward-looking statements should not be regarded as a representation that any of the company’s plans, objectives or expectations will be achieved. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  Depomed has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Horizon Pharma plc’s unsolicited exchange offer.  In addition, Depomed filed a preliminary revocation statement with the SEC on September 14, 2015 (the “Preliminary Revocation Statement”), and intends to file a definitive revocation statement in connection with the solicitations by Horizon Pharma plc seeking to call two special meetings of Depomed shareholders (the “Horizon Special Meeting Solicitations”).  Depomed will furnish any definitive revocation statement to its shareholders, together with GREEN and GOLD revocation cards when they become available.  INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents, including any solicitation statement (and amendments or supplements thereto) and other documents filed by Depomed with the SEC, will be available for no charge at the SEC’s website at http://www.sec.gov and at the investor relations section of Depomed’s website at http://www.depomed.com.  Copies may also be obtained by contacting Depomed’s Investor Relations by mail at 7999 Gateway Blvd., Suite 300, Newark, CA 94560 or by telephone at 510-744-8000.

Certain Information Regarding Participants

Depomed, its directors and certain of its executive officers may be deemed to be participants in the solicitation of revocations in connection with the Horizon Special Meeting Solicitations.  Information regarding the names of Depomed’s directors and executive officers and their respective interests in Depomed by security holdings or otherwise is set forth in Depomed’s Preliminary Revocation Statement.